C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

February 13, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 1-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA” or the “Company”) is pleased to respond to your letter dated January 15, 2009 in which you provided additional comments to our letter dated November 14, 2008 regarding the filings referenced above. For your convenience, we have reproduced your comments followed by our corresponding responses.

Form 10-Q for the quarter ended September 30, 2008

Note 6 - Fair Value of Financial Instruments

Derivatives - Insurance, page 17

SEC Comment:

1.	We acknowledge your responses to prior comment 1 and 9. You stated in your responses that correlation is modeled using a diversity score. Please disclose trends in the diversity score or the implied correlation of your residential and commercial real estate and corporate credit derivative swap exposures since you entered into the financial guarantees, at year-end and at each interim period. If the trends have had or are reasonably likely to have a material effect, please disclose the effects and expected effects on financial position, operations and liquidity.

MBIA Response:

To analyze the diversity score impact on CDS contracts that have been insured by MBIA we segregated the CDS contracts into groups by year of origination so trends in diversity score could be analyzed over time. This isolates the change in diversity score for each group over time and excludes the effect of different diversity scores for newly originated transactions. There were 201 transactions outstanding as of September 30, 2008 that were insured between 2000 and 2007, which have been segregated into eight groups corresponding to each origination year. For each group the diversity score has been tracked on an annual basis. The decline in diversity score (in percentage terms) for each group from its highest level to lowest is presented below:

Year Originated	Diversity Score Decline
2000	0%
2001	33%
2002	19%
2003	21%
2004	14%
2005	8%
2006	2%
2007	5%

We noted that the largest decline was for the 2001 origination year, which had only one transaction. We also noted that changes in diversity scores were driven primarily by changes in the collateral in each pool, which changed based on trading of collateral, defaults and prepayments or maturities. It appeared from our analysis that there was no clear trend for changes in diversity scores.

Based on our analysis of historical data and management’s assessment of likely future changes in diversity scores, we do not expect diversity scores to be a primary driver of future financial results. A 10% decline in diversity score for the entire insured CDS portfolio is estimated to generate an incremental mark-to-market loss of approximately $12 million on a pre-tax basis, which is small relative to both the balance sheet unrealized fair value of existing derivatives and the recent income statement impact of changes in fair value. Therefore, we do not expect diversity score changes to have a material impact on the Company’s financial position or operations. Also, since unrealized changes in the fair value of derivatives are not cash items, we do not expect changes in diversity scores to have a material impact on the Company’s liquidity position.

SEC Comment:

2.	We acknowledge your response to prior comment 10. In your previous response, you stated that you do not have an other than insignificant amount of servicing element associated with the ceding commission, In addition, it appears that the ceding commission is a component of the net cash flows of the contract and would therefore be included in the fair value calculation of a ceded CDS contract. Please advise.

MBIA Response:

The amount of ceding commissions paid on our insured CDS contracts is immaterial. The amount of ceding commissions paid by the Company was approximately $7.0 million, $6.7 million, and $4.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. These ceding commissions are not a significant component of the valuation of the servicing of our reinsured CDS contracts and, as noted in our previous correspondence, are not considered relevant in the fair value calculation.

SEC Comment:

3.	We acknowledge your response to prior comment 11. Please disclose how you derived an illiquidity premium from the CMBX index.

MBIA Response:

We use an illiquidity premium as a component for all CMBS spreads that are used as an input in our derivative fair value model. The total spread for CMBS collateral is the sum of the illiquidity premium plus an amount calculated based on the expected tranche credit losses. The illiquidity premium for each CMBS category is the current market spread for the highest rated CMBX tranche. There are different market spreads for different CMBX series, corresponding to different transaction origination periods. We use, for each of our insured transactions, the illiquidity premium based on the CMBX series that best matches the origination period of the collateral in our insured transaction.

The Company will revise its disclosure in order to further clarify the definition of the illiquidity premium. As such, we will include disclosures consistent with that provided below in the Company’s annual report on Form 10-K for the year ended December 31, 2008:

“In the first quarter of 2008, we modified the spread used for these transactions to reflect a combination of market spread pricing and third party fundamental analysis of CMBS credit. Our revised spread input is a CMBX index analog that combines expectations for CMBS credit performance (as forecasted by the average of three investment banks’ research departments) together with the illiquidity premium implied by the CMBX indices. The illiquidity premium we use is the senior triple-A tranche of the CMBX index that matches the origination vintage of collateral in each transaction. For example, collateral originated in the second half of 2006 uses the illiquidity premium of the CMBX series 1, triple-A index. The sum of the illiquidity premium plus the derived credit spread based on the average cumulative net loss estimates of three investment bank’s research department is used as a CMBX analog index.”

SEC Comment:

4.	Please disclose how you validate the CDS fair value models you use. For example, you may wish to discuss whether and how often you calibrate the technique or models, back-test, or otherwise validate it.

MBIA Response:

We review the model results on a quarterly basis to assess the appropriateness of the assumptions and results in light of current market activity and conditions. This review is performed by internal staff with relevant expertise. If live market spreads are observable for similar transactions, those spreads are an integral part of the analysis. For example, new insured transactions that resemble back-book (previously insured) transactions would be considered, as would negotiated commutations of existing transactions. However, this data has been scarce or non-existent in recent periods. As a result, our recent reviews have focused more on internal consistency and relativity, as well as the reasonableness of modeled results given current market conditions.

The Company will enhance its disclosure related to the validation of its CDS fair value model, consistent with the above, in its annual report on Form 10-K for the year ended December 31, 2008.

SEC Comment:

5.	We note that you have derivative assets of $1.1 billion at September 30, 2008. To the extent that the assets are a result of the widening of your own credit spread related to your CDS fair value calculation, please address the following:

a.	Provide us with an analysis that demonstrates that the recognition of the credit derivative asset satisfies all three characteristics of an asset defined in paragraph 26 of Statements of Concepts 6.

b.	Tell us how you considered that SFAS 157 does not require that financial assets (as opposed to financial liabilities) be assumed to be transferred to an entity with the same credit risk as the company.

c.	Tell us the SFAS 157 market participants (i.e. those with the same credit risk as you or those rated higher) to whom you assume that the instrument will be transferred in determining the fair value of the asset. Explain the rationale for this assumption. It appears that if the company attempted to transfer these instruments to higher rated companies, the premium currently charged likely would be inadequate and therefore the company would have to pay a fee to rather than receive a fee from the buyer.

d.	Help us understand whether, under the contractual terms of your credit default swaps, you can collect premiums from the protection buyer in situations where it appears, from credit spread widening or otherwise, that you may be unable to stand ready to perform.

e.	Describe all of the protection buyer’s termination rights including whether the protection buyer can terminate the contract if it appears that you will be unable to stand ready to perform.

MBIA Response:

As of September 30, 2008, derivative assets of $1.1 billion were not the result of the widening of MBIA’s credit spread related to our CDS fair value calculation. Approximately $768 million of derivative assets were related to our insurance operations. The remaining $332 million of derivative assets were related to our investment management services and corporate operations and represent the fair market value of principally interest rate and currency swaps.

Approximately $762 million in derivative assets in our insurance operations represented the fair value of credit protection purchased from reinsurers on our existing insured CDS contracts. We do not consider MBIA’s credit spreads in determining the fair value of these derivative assets. As these derivative positions represent assets, FAS 157 does not permit consideration of the nonperformance risk of MBIA in the determination of their exit values. We note that these contracts represent obligations which are still enforceable against the reinsurers even in the event of default by MBIA. We consider all available inputs in determining the valuation of derivative assets, including nonperformance risk of the reinsurance counterparty. We disclose in our financial statements that we consider the credit quality of counterparties in determining the fair value of our derivative assets. This is consistent with Level 2 inputs, as described in FAS 157, “Fair Value Measurements,” paragraph 28c.

As our derivative assets are not a result of the widening of our own credit spread related to our fair value calculation, we believe your request for further information provided in your comments 5a. through 5e. are not applicable to the Company.

SEC Comment:

6.	You disclosed on page 24 that you determined that other market participant would recognize the derivative liability on your financial guarantees as long-term since you had the option to pay these liabilities over time. You also disclosed that you adjusted the estimate of non-performance risk to reflect the longer exposure period for this derivative liability and that this valuation refinement reduced the derivative liability by $683 million as of September 30, 2008. Please describe the valuation refinement and the related assumptions that resulted in a reduction in the derivative liability of $683 million.

MBIA Response:

MBIA recognized that losses related to collateral defaults that exceeded the attachment point in certain transactions could be paid over time, as opposed to immediately, at MBIA’s discretion. As a result, we adjusted the mark-to-market related to such collateral defaults to account for MBIA’s counterparty risk. The formula we used was the same as what we used to adjust other mark-to-market losses for counterparty risk. Our formula takes into account the upfront and annual cost of buying CDS protection on MBIA’s name in the marketplace, as well as the average life of transactions in which losses occurred.

The Company will revise its disclosure, consistent with that provided below, in its annual report on Form 10-K for the year ended December 31, 2008 in order to further clarify this refinement.

“Prior to the third quarter of 2008, the difference between the MBIA credit adjusted value of certain portions of the derivative liability and the non-MBIA credit adjusted value of those same portions of the derivative liability was immaterial relative to the Company’s unrealized gains (losses) on insured derivatives reported on the Company’s statement of operations. As a result, the Company made no nonperformance risk adjustment for this portion of the derivative liability. During the third quarter of 2008, the magnitude of the difference between the MBIA credit adjusted value of this portion of the derivative liability and the non-MBIA credit adjusted value of the same portion of the derivative liability was material relative to the Company’s unrealized gains (losses) on insured derivatives reported on the Company’s statement of operations. The Company recognized that losses related to collateral defaults that exceeded the attachment point in certain transactions could be paid over time, as opposed to immediately, at MBIA’s discretion. Therefore, the Company adjusted its estimate of nonperformance risk to reflect the longer exposure period for this portion of the liability. The formula we used was the same as what we used to adjust other mark-to-market losses for counterparty risk. Our formula takes into account the upfront and annual cost of buying CDS protection on MBIA’s name in the marketplace, as well as the average life of transactions in which losses occurred.”

Note 9: Income Taxes

7.	You state that you believe that it is more likely than not that your total $1.4 billion in deferred tax assets associated with the mark-to-market losses of $4.1 billion will be realized as you expect the mark-to-market losses to substantially reverse over time, at which point the related deferred tax asset will reverse. Please disclose if this deferred tax asset was evaluated separately from your other deferred tax assets when determining the need for a valuation allowance. If so, please tell us your basis for this treatment.

MBIA Response:

MBIA has separated the deferred tax assets related to the mark-to-market losses from other deferred tax assets only to the extent that other deferred tax assets, if upon reversal, will be of a different taxable character (i.e., capital versus ordinary). For instance, in order to determine the need for a valuation allowance for the Company’s recognized capital losses, the Company has evaluated the existence of any tax-planning strategies or any appreciated capital assets that can be realized in the near future to recover the deferred tax asset resulting from recognized capital assets. In the absence of any strategies that will generate capital gains or any appreciation in the value of capital assets, the Company has determined that a full valuation allowance is necessary. This analysis was performed separately from deferred tax assets resulting from the mark-to-market losses.

While the Company continues to believe that its mark-to-market losses will substantially reverse over time, if realized, the Company believes that these losses will be treated as ordinary losses as part of its underwriting activities for tax purposes. The deferred tax asset related to the mark-to-market losses, along with other deferred tax assets of the same taxable character, were evaluated in terms of future recoverability based on the existence of future ordinary taxable income, which included premium earnings on the Company’s existing insurance portfolio, net investment income, operating expenses and other taxable adjustments. As previously disclosed, our taxable income projection assumes no new business earnings.

***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914) 765-3925 if you should need further clarification or additional information with respect to our responses.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin